

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

James Colquhoun
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027

  Re: Gaia, Inc.
    Registration Statement on Form S-1
    Filed June 17, 2024
    File No. 333-280271

Dear James Colquhoun:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rebekah Reed at 202-551-5332 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Jason M. Hille